

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 19, 2021

Robert Wright
President and Chief Executive Officer
Potbelly Corporation
111 N. Canal Street, Suite 850
Chicago, IL 60606

> **Re: Potbelly Corporation**
> **Registration Statement on Form S-3**
> **Filed March 15, 2021**
> **File No. 333-254284**

Dear Mr. Wright:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Nicholas Lamparski at (202) 551-4695 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Edward S. Best